Filed by AdTheorent, Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: AdTheorent, Inc.

(File No. 333-259027)

The following is a press release issued by AdTheorent on December 6, 2021.

AdTheorent to Present at Water Tower Research Fireside Chat

New York, NY (December 6, 2021)— AdTheorent Holding Company, LLC (“AdTheorent” or “the Company”), a leading programmatic digital advertising company using advanced machine learning technology and privacy-forward solutions to deliver real-world results for advertisers and marketers, today announced that its CEO, Jim Lawson, will present at Water Tower Research’s Virtual Fireside Chat to discuss industry trends.

• Date: December 8, 2021

• Time: 11am ET

• Live webcast: https://www.mcapacquisitioncorp.com/investor-relations/events-and-presentations

• Archived replay will also be made available on the MCAP Acquisition Corporation (“MCAP”) website for 30 days

About AdTheorent

AdTheorent uses advanced machine learning technology and privacy-forward solutions to deliver impactful advertising campaigns for marketers. AdTheorent's industry-leading machine learning platform powers its predictive targeting, geo-intelligence, audience extension solutions and in-house creative capability, Studio A\T. Leveraging only non-sensitive data and focused on the predictive value of machine learning models, AdTheorent's product suite and flexible transaction models allow advertisers to identify the most qualified potential consumers coupled with the optimal creative experience to deliver superior results, measured by each advertiser's real-world business goals.

AdTheorent is consistently recognized with numerous technology, product, growth and workplace awards. AdTheorent was awarded "Best AI-Based Advertising Solution" (AI Breakthrough Awards) and "Most Innovative Product" (B.I.G. Innovation Awards) for four consecutive years. Additionally, AdTheorent is the only six-time recipient of Frost & Sullivan's "Digital Advertising Leadership Award." AdTheorent is headquartered in New York, with fourteen offices across the United States and Canada. For more information, visit adtheorent.com.

About MCAP Acquisition Corporation

MCAP is a blank check company organized for the purpose of effecting a merger, capital stock exchange, asset acquisition, or other similar business combination with one or more businesses or entities.

MCAP raised $316 million in March 2021 and its securities are listed on the Nasdaq Capital Market under the ticker symbols “MACQU,” “MACQ” and “MACQW.”

MCAP is sponsored by an affiliate of Monroe Capital LLC (“Monroe Capital”), a boutique asset management firm specializing in investing across various strategies, including direct lending, asset-based lending, specialty finance, opportunistic and structured credit, and equity.

MCAP is led by CEO and Chairman Theodore Koenig, who is CEO and Founder of Monroe Capital and has been the CEO and Chairman of Monroe Capital Corporation (Nasdaq: MRCC) since 2011. He is joined by Co-President Zia Uddin, who is President of Monroe Capital; Co-President Mark Solovy, who serves as Co-Head of the Technology Finance Group at Monroe Capital; and CFO Scott Marienau, who is the CFO of Monroe Capital’s management company.

To learn more, please visit https://www.mcapacquisitioncorp.com/. The information that may be contained on or accessed through this website is not incorporated into this release.

Additional Information About the Proposed Business Combination and Where to Find It

In connection with the previously announced proposed business combination between AdTheorent and MCAP (the “Businesss Combination”), MCAP filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which includes a proxy statement/prospectus, and will file other documents regarding the proposed transaction with the SEC. MCAP’s stockholders and other interested persons are advised to read the definitive proxy statement and documents incorporated by reference therein filed in connection with the Business Combination, as these materials will contain important information about AdTheorent, MCAP and the Business Combination. MCAP is mailing the definitive proxy statement/prospectus and a proxy card to each stockholder entitled to vote at a special meeting of MCAP stockholders to be held on December 21, 2021 (the “Special Meeting”). Before making any voting or investment decision, investors and stockholders of MCAP are urged to carefully read the entire Registration Statement and proxy statement/prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by MCAP with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov, or by directing a request to MCAP Acquisition Corporation, 311 South Wacker Drive, Suite 6400, Chicago, Illinois 60606.

Participants in the Solicitation

MCAP, AdTheorent and certain of their respective directors and executive officers may be deemed participants in the solicitation of proxies from MCAP’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in MCAP is included in the proxy statement/prospectus for the Business Combination available at www.sec.gov. Information about MCAP’s directors and executive officers and their ownership of MCAP common stock is set forth in MCAP’s prospectus, dated February 25, 2021, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such filing. Other information regarding the interests of the participants in the proxy solicitation (including AdTheorent and its members and executive officers) will be included in the proxy statement/prospectus pertaining to the Business Combination when it becomes available. These documents can be obtained free of charge as indicated above.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Business Combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Cautionary Language Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In general, forward-looking statements may be identified by the use of terms such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “may,” “believe,” “intend,” “plan,” “projection,” “outlook” or the negative of these terms or other comparable terminology. Such “forward-looking statements” include, but are not limited to, the timing of the Special Meeting and closing of the proposed Business Combination, including the expected listing of AdTheorent on Nasdaq following the closing. Such forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant uncertainties and contingencies, many of which are difficult to predict and generally beyond our control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements.

The following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: inability to meet the closing conditions to the Business Combination, including the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement; the inability to complete the transactions contemplated by the definitive agreement due to the failure to obtain approval of MCAP’s stockholders; the failure to achieve the minimum amount of cash available following any redemptions by MCAP stockholders; redemptions exceeding a maximum threshold or the failure to meet The Nasdaq Stock Market’s initial listing standards in connection with the consummation of the contemplated transactions; costs related to the transactions contemplated by the definitive agreement; a delay or failure to realize the expected benefits from the proposed transaction; risks related to disruption of management’s time from ongoing business operations due to the proposed transaction; changes in the digital advertising markets in which AdTheorent competes, including with respect to its competitive landscape, technology evolution or regulatory changes; changes in domestic and global general economic conditions; the risk that AdTheorent may not be able to execute its growth strategies, including identifying and executing acquisitions; risks related to the ongoing COVID-19 pandemic and response; and the risk that AdTheorent may not be able to develop and maintain effective internal controls.

Actual results may differ materially, and potentially adversely, from any projections and forward-looking statements. There can be no assurance that the information contained herein is reflective of future achievements to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance, as projected information is based on assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond our control. All information set forth herein speaks only as of the date hereof, and we disclaim any obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

Contacts

Investor Relations
April Scee, ICR
April.Scee@icrinc.com
(646) 277-1219